Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO DONATE $10,000 TO THE AMERICAN CANCER SOCIETY

SEATTLE, WASHINGTON – September 30, 2024 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a planned donation of $10,000 to the American Cancer Society (ACS) in honor of Breast Cancer Awareness Month.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on October 5-6, 2024. This event, Penny’s Stride for the Cure, offers players the chance to express their enthusiasm for helping the American Cancer Society and to learn more about the importance of the organization’s annual Making Strides Against Breast Cancer walks.

“DoubleDown Interactive is proud to partner with the American Cancer Society for the fourth year in a row during Breast Cancer Awareness Month,” said In Keuk Kim, CEO of DoubleDown. “This is a meaningful cause for both our employees and players and it is an honor for us to support an organization dedicated to doing impactful work that helps the community.”

“We know there is much more progress to be made to end breast cancer as we know it, for everyone,” says Amanda Torfi, Senior Exexutive Director for the American Cancer Society. “DoubleDown has been a great supporter of ACS and we are thrilled for their continued energy and support in helping us move even closer to a world without breast cancer.”

Visit the American Cancer Society website: https://www.cancer.org/

Follow the latest activity on our social media pages:

Facebook: https://www.facebook.com/doubledowncasino

Instagram: https://www.instagram.com/doubledowncasino

TikTok: https://www.tiktok.com/@doubledowncasino

Download and play on any mobile device or desktop computer: https://bit.ly/3QILk5O

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

About The American Cancer Society

The American Cancer Society is on a mission to free the world from cancer. We invest in lifesaving research, provide 24/7 information and support, and work to ensure that individuals in every community have access to cancer prevention, detection, and treatment. For more information, visit cancer.org.

DoubleDown Contacts:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

or

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

American Cancer Society Media Contact:

Amy LeBard

American Cancer Society

Amy.LeBard@cancer.org

https://www.cancer.org/